August 10, 2012

VIA EDGAR TRANSMISSION

Mr. James E. O'Connor, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street N.E.
Washington D.C.  20549

Re:	Arden Investment Series Trust (the "Trust")
File Nos.: 333-180881 and 811-22701

Dear Mr. O'Connor:

We are responding to the written comments and suggestions made by staff of the U.S. Securities and Exchange Commission (the "Commission" or the "SEC") dated May 23, 2012 with respect to the initial registration statement on Form N-1A filed on April 23, 2012, on behalf of the Trust's initial series, Arden Alternative Strategies Fund (the "Fund").  We have addressed all of the staff's comments relating to the Fund as indicated below.  Any revisions discussed in the responses below will be reflected in the Trust's Pre-Effective Amendment No. 1, expected to be filed in September 2012.

In connection with this filing, the Trust acknowledges that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its fell responsibility for the adequacy and accuracy of the disclosure in the filing; and

-	the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, your comments and headings have been reproduced with responses following each comment.

Prospectus

General

1. Please identify to us any other open-ended or traded registered funds that are currently operating and that invest to a significant extent in unaffiliated and unregistered funds.  If there are any such funds, please identify for us the similarities and differences between the Fund and those other funds.

Response:  In the Trust's initial Registration Statement filed on Form N-1A with the SEC on April 23, 2012, the Trust describes a "fund-of-funds" structure in which the Fund will allocate assets to a number of "Underlying Funds," including "unaffiliated private investment funds, funds traded publicly on foreign exchanges and, to a significantly lesser extent, affiliated and unaffiliated open-end and closed end registered investment companies."  The Fund intends to maintain the investment objective and principal strategies described in its initial Registration Statement, however, it is no longer the Fund's intention to utilize a fund-of-funds structure as part of its principal strategy.  Rather, Arden Asset Management LLC ("Arden" or the "Adviser") expects to allocate a substantial portion of the Fund's assets among a number of sub-advisers (the "Sub-Advisers") with experience managing a variety of alternative investment strategies.  The Sub-Advisers will invest in a range of individual securities using the hedge fund-type strategies currently described in its Registration Statement.  Fund assets not allocated to the Sub-Advisers (currently not expected to exceed 20% of the Fund's net assets) will be managed by Arden and may be invested in pooled investment vehicles, including hedge funds and registered funds, or other instruments, as described in the prospectus.  Further, in the event the Fund is invested to a small extent in hedge funds, any such holdings are generally expected to be "liquid" (i.e., would be able to sold or disposed of in the ordinary course of business within seven calendar days at approximately the value ascribed to it by the Fund).  Pre-Effective Amendment No. 1 to the Trust's Registration Statement, expected to be filed in September 2012, has been revised to reflect the manager-of-mangers structure.  Additionally, attached to this letter as Appendix A is a blackline of the Fund's summary prospectus showing the changes made to reflect the manager-of managers structure.

As a result, the Trust believes that many of the Commission's comments, in particular, those focused on the Fund's investments in hedge funds, will no longer be directly applicable to the Fund.

2. Will the Fund be available to any retail investor?  Will there be any suitability requirements or transfer restrictions imposed on investors in the Fund?

Response: The Fund will be an open-end, registered management investment company, available to any investor that meets applicable investment minimum amounts.

Fees and Expenses of the Fund, page 3

1.  Please delete footnote 1, which describes the Fund's 12b-1 plan.  It is neither permitted nor required by item 3.  See General Instruction C.3.(b) to Form N1-A.

Response:  The Trust responds by making the requested deletion.

2. In footnote 2, please delete the rest of the sentence after the term "current fiscal year."  It is also neither permitted nor required by Item 3.

Response:  The Trust responds by making the requested deletion.

3.  In footnote 3, please delete all of the disclosure following the first sentence.  It is neither permitted nor required by Item 3.  We also suggest that you consider adding the information described in Instruction 3(f)(vii) to Item 3 of Form N-1A.  (We note that the term "historic" is used where it appears that "historical" should be.)

Response: The Trust responds by making the requested deletion. The Trust believes that the additional disclosure described in Instruction 3(f)(vii) to Item 3 of Form N-1A would not be meaningful to shareholders until the Fund has financial information required to be disclosed pursuant to Item 13.

4. Please delete the two sentences following the Example.  ("The Example…shown above.") They are neither permitted nor required by Item 3.

Response:  The Trust responds by making the requested deletion.

Principal Investment Strategies, page 4

1.  Please substitute the term "hedge funds" for the term "private investment funds."

Response:   Please see the Trust's response to Comment 1 under "General", above.  The Fund no longer intends to use a fund-of-funds structure as its principal strategy.  As a result, this disclosure will be revised and reflected in Pre-Effective Amendment No. 1 to the Trust's registration statement.  Any reference to the Fund's investment in the type of securities that typically make up the portfolio of a private investment fund, or "hedge fund", will be revised to use the term "hedge fund."

2.  Inasmuch as the Fund may implement its strategies through the use of derivatives, both directly and by means of its investments in the "Underlying Funds," please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  See http://www.sec.gov/divisions/invesment/guidance/ici073010.pdf

Response:  The Trust has considered the observations concerning derivatives disclosure set forth in the letter referenced in the comment above and believes the disclosures are in accordance with the views in the letter.

3.  The disclosure states that "[t]he Fund expects that at least 85% of its assets would be invested in Underlying Funds that are highly liquid (i.e., allows the Fund to receive payment of redemption proceeds within seven days of providing notice of redemption to the Underlying Fund)."

a).	Please delete the term "highly."

Response:  Please see the Trust's response to Comment 1 under "General" above.  The Adviser and Sub-Advisers will comply with SEC guidelines so that no more than 15% of the Fund's investments be held in illiquid securities.  In any disclosure describing compliance with this guideline, the prospectus will not use not use the term "highly" to describe liquidity (except with regard to money market instruments).

b).
Please confirm that the aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets.  The staff has determined that an illiquid asset is any asset which may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the mutual fund has valued it.  See  Investment Company Act Release No. 14983 (March 12, 1986), as modified by Investment Company Act Release No .186121 (March 20, 1992).

Response:  The Trust confirms that aggregate holdings by the Fund of illiquid assets will not exceed 15% of net assets.

c).
Please disclose how the Board of Trustees will monitor and determine the Fund's continuing compliance with the 15% of net assets limit.  Please clarify that ultimate responsibility for liquidity determinations rest with a mutual fund's board, although the board may delegate the day-to-day function of determining liquidity to the fund's investment adviser, provided the board retains sufficient over sight.  The actual determination of whether a particular mutual fund asset is illiquid should be made under guidelines and standards established by the fund's board.  See, e.g., Investment Company Act Release No. 14983 (March 12, 1986) and Merrill Lynch Money markets Inc., No-Action Letter (pub. Avail. January 14, 1994).  Please furnish us a copy of the guidelines and standards adopted by the Fund's Board to determine whether a security held by the fund is liquid.

Response:  Please see the Trust's response to the comments above regarding a hedge fund of funds structure no longer being a part of the Fund's principal investment strategy.  As with other mutual funds, the Trust's Board of Trustees will have ultimate oversight responsibility for monitoring the Fund's continuing compliance with illiquid securities investment limitations.  The day-to-day function of determining liquidity will be delegated to the Fund's adviser pursuant to policies and procedures established and approved by the Board.  Pursuant to such policies and procedures, the Adviser will provide, and the Board will review, quarterly liquidity compliance monitoring reports.

d).
Generally, hedge funds offer only monthly or quarterly redemptions and, to avoid being taxed as corporations, strictly limit transfers of their interests.  Please explain to us how the Fund's hedge fund investments can be considered liquid.

Response: Please see the Trust's responses to Comments 1 and 3(c), above.  Portfolio securities selected by the Adviser and Sub-Advisers will comply with liquidity requirements set forth under the 1940 Act and in the Trust's liquidity procedures.

Principal Investment Risks, page 6

1.  The disclosure states:

Investments in Underlying Funds subject the Fund indirectly to the underlying risks of the Underlying Funds.  The Fund also will bear its share of the Underlying Fund's fees and expenses, which are in addition to the Fund's own fees and expenses.  All, or a substantial portion of, the Underlying Funds are not registered investment companies and thus, are not subject to the protections afforded by the Investment Company Act of 1940 (the "1940 Act"), covering, among other areas liquidity requirements, affiliated transactions restrictions, leverage limitations and custody requirements.

a)
Disclosure of the risks of investment in hedge funds must be more prominent and thorough.  We recommend that this risk disclosure be in bold using bullet points.  One bullet should disclose the lack of transparency of hedge fund investments and strategies.  Another bullet should disclose the difficulties of valuing the hedge funds and the risks of inaccurate valuation.  Provide more information about the protections afforded by the 1940 Act that are absent with an investment in a hedge fund.  For example, disclose that hedge funds are not required to have independent boards and shareholder approval of advisory contracts, may leverage to an unlimited extent, and may engage in joint transactions with affiliates of the hedge fund.  The risks should mention that hedge funds sell shares in private offerings and are not reporting companies under the Securities Exchange Act of 1934, so that the amount of information about hedge funds available to investors is extremely limited.  Also disclose that investors should consider an investment to be illiquid and that they should be able to afford a compete loss of investment.

Response:  Consistent with the responses above, a fund-of-funds structure is no longer part of the Fund's principal investment strategy.  The Trust believes that the current level of risk disclosure is appropriate for an investment expected to comprise a small minority of the portfolio (if any at all).  Nevertheless, in light of the staff's comment, the Trust has enhanced somewhat the disclosed risks.

b)
In addition to the fact that the Fund's strategy of investing in hedge funds will enable it to avoid the safeguards of the 1940 Act, the hedge funds in which the Fund invests will be able to avoid the "qualified client" suitability standard, imposed by Rule 205-3 under the Investment Advisers Act of 1940, from being applied to the Fund's investors.  Please inform us whether the Fund may invest in hedge funds that charge an advisory fee based on a share of capital gains, while availing themselves of the exemption provided by Rule 205-3.

Response: Please see the Trust's response to Comment 1 under "General" above.  The Fund will be a registered, open-end management investment company and will comply with all 1940 Act rules and regulations.  In addition, each Sub-Adviser to the Fund will be a registered investment adviser and will comply with the rules and regulations of the Investment Advisers Act of 1940, including Rule 205-3 thereunder.  Further, the Fund will not charge investors a performance fee and, consistent with the requirements of Rule 205-3, will not invest in any 3(c)(1) funds that charge a performance fee.

c)
Please inform us whether the Fund will invest in hedge funds that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the 1940 Act.

Response:  Please see the Trust's response to Comment 1 under "General" above.   As a non-principal strategy the Adviser may invest a limited portion of its allocated assets in hedge funds that rely on the exceptions from the definition of investment company set forth in either Section 3(c)(1) or 3(c)(7).

d)
Please inform us whether the Board of Trustees has made any findings about the appropriateness of the Fund use of strategy that enables it to do indirectly what it would be prohibited from doing directly by the 1940 Act.

Response:  Please see the Trust's response to Comment 1 under "General" above.  A fund-of-funds structure is no longer part of the Fund's principal strategy.  The Fund will be a registered, open-end management investment company and intends to comply with all 1940 Act rules and regulations.

Principal Risks, page 16

1.  The disclosure, on page 16, states:

Underlying Funds may also be permitted to distribute securities in-kind to investors, including the Fund, making withdrawals of capital.  Thus, upon the Fund's withdrawal of all or a portion of its interest in an Underlying Fund, the Fund may receive securities that are illiquid or difficult to value.  In such circumstances, the Adviser would determine whether to attempt to liquidate the security, hold it in the Fund's portfolio or distribute it to investors in the Fund.

This statement could be describing a strategy to avoid the liquidity and valuation problems that are inherent in hedge fund investments.  Please explain why and how often it is expected that, the Underlying Funds would pay in-kind distributions.

Response:  Given the expected limited investments in hedge funds, if any, the likelihood of the Fund receiving in-kind distributions from an Underlying Fund is remote and, as a result, the Fund does not currently expect to make in-kind distributions.  In accordance with the revised investment strategy structure (i.e. from fund-of-funds to manager-of-managers) this disclosure has been eliminated.

2.  The disclosure, on page 21, states that "[t]he Fund has claimed an exemption from the definition of the term commodity pool operator pursuant to Rule 4.5 under the Commodity Exchange Act  of 1974, as amended (the "CEA"), and, therefore, is not subject to registration or regulation as a commodity pool operator under the CEA."  Please clarify this statement. (As a technical matter, we note that it is the adviser that registers as a commodity pool operator.)  The Commodity Futures Trading Commission, On February 9, 2012, adopted rules that curtail the ability of advisers of registered investment companies to claim an exemption pursuant to Rule 4.5.  because the Trust's registration was filed before the April 24th effective date of the Rule 4.5 amendments, however, the requirement to register under amended Rule 4.5 will be effective on the later of: (i) December 31, 2012; or (ii) within 60 days after the CFTC adopts final rules defining "swap" and establishers margin requirements for such instruments.

Response:  The required clarification has been made and will be reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement.

3.  Is the Fund permitted to invest in hedge funds that may use "side pockets" and/or "special investment accounts"?  If so, please disclose, where appropriate, the liquidity and valuation problems that such arrangements create.  Please also disclose any due diligence procedures that the Fund will use to discover and evaluate a hedge fund's intention to use such arrangements.

Response:  Please see the Trust's response to Comment 1 under "General" above.    However, as a non-principal strategy the Adviser may invest a limited portion of its allocated assets in hedge funds.  As a result, any side pocket investments are expected to be less than 1% of the Fund's portfolio, if at all.  Further, the Adviser has adopted diligence procedures that seek to limit significantly the Fund's exposure to any Underlying Funds that use, to any material extent, side pocket arrangements, and that require such Underlying Fund, if any, to provide fair valuations of such investments at least on an annual basis.  Disclosure to this effect has been added.

Shareholder Information, page 25

1.  Please provide us with a copy of the valuation procedures adopted by the Board of Trustees.  Please confirm that the Board will regularly evaluate the accuracy of the Fund's valuation procedures using the appropriate means, such as pricing services, market data, and the Fund's own sales.  See  Release No. IC-26299; Compliance Programs of Investment Companies and Investment Advisers, (December 17, 2003).

Response:  A form of the draft valuation procedures expected to be considered by the full Board of Trustees at their initial meeting is attached to this letter as Appendix B.

The Trust confirms that the Board will evaluate no less frequently than annually the effectiveness of the Fund's valuation procedures.

2.  The disclosure, on page 26, states:

[I]nvestments in Underlying Funds are valued at their "fair values".  Ordinarily, this will be the values determined by the managers of the Underlying Funds ("Managers") in accordance with the Underlying Funds' valuation policies and as reported by the Managers.  As a general matter, the fair value of the Funds' interest in an Underlying Fund will represent the amount that the Fund could reasonable expect to receive from the Fund if the Fund's interest were redeemed at the time of valuation….

It can be inferred from this statement that the Fund may rely on stale prices for the required daily pricing of its shares because the Fund "fair values" its hedge fund investments at the amount it could expect to receive "if Fund's interest were redeemed at the time of valuation [emphasis added]."  Please clarify this statement.  Please explain to us how this statement is consistent with the staff's positions on valuation, in particular with the letter from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, to Craig S. Tyle, General Counsel, Investment Company Institute, dated April 30, 2001.

Response:  The requested clarification has been made and will be reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement.

3.  Please disclose whether the Fund will invest only in hedge funds that value all of their portfolio securities daily and that will provide those daily valuations to the Fund contemporaneously.

Response:  Given the revised principal strategy, only a small portion of the Fund's assets (up to 5%), if any, may be invested in hedge funds that do not provide daily valuations.

4.  Please disclose whether the hedge funds in which the Fund will invest will provide it with schedules of their investments.  If so, how frequently will they provide such schedules?

Response:  Given the revised principal strategy, only a small portion of the Fund's assets (up to 5%), if any, may be invested in hedge funds that do not provide their schedules of investments on a daily basis.  Other hedge fund investments, if any, will provide such schedules daily.

5.  The Fund is required to value its investments daily at the amount that it could reasonably expect to receive currently, based on the requirement of Rule 22c-1(b)(1) under the 1940 Act that it must calculate an accurate daily net asst value.  Please clarify how the Fund will make this daily calculation with respect to its investments in the Underlying Funds.

Response:  Please see disclosure relating to comment 2 under "Shareholder Information" above.

6.  The disclosure, on page 27, states:

Most of the Underlying Funds provide estimated net asset value determinations to the Fund on a daily basis.  A small number of Underlying Funds, however, provide such valuations on a monthly basis, generally within one or two weeks following the end of the month.

Please explain the meaning of the term "provide."  Does this statement mean that the Underlying Funds will provide the Fund with net asset values that are calculated by them on a daily basis?  Will the Underlying Funds' valuations be consistent with Section 2(a)(41) of the 1940 Act?  If not, please, explain how the Fund will compute an accurate net asset value on a daily basis, as required by Rule 22c-1(b)(1) under the 1940 Act.

Response:   Yes, the Underlying Funds or their agents (e.g., administrators) will provide valuations to the Fund.  The Fund will only invest in Underlying Funds that value their assets consistent with the valuation principles set forth in Section 2(a)(41) of the 1940 Act.

7.  The disclosure, on page 27, also states that "[i]nvestors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net assets, which, in turn, would affect amounts paid on redemptions of Shares and the amount of fees paid, if the judgments made regarding appropriate valuations should be proven incorrect."  Please add that, if the net asset value of a mutual fund is not accurate, purchasing or redeeming shareholders may pay or receive too little or too much for their shares and the interests of remaining shareholders may be overvalued or diluted.

Response: The Trust responds by making the requested revision.

8.  Please disclose whether the Underlying Funds will make available to the Fund audited, and more current unaudited, financial statements.

Response:   Yes, it is expected that the Underlying Funds would furnish the Fund with audited financial statements.

Statement of Additional Information ("SAI")

Limits on Voting Rights of Underlying Funds, page 14

1.  Please provide a concise description of the conditions under which the Fund would waive its voting rights in the securities of the Underlying Funds, addressing the following issues:

a)	Will the waivers of voting rights be contractual arrangements and, if so, what would be the consideration?

Response:  Yes, the waivers are contractual (bilateral agreements) and are negotiated and part of the consideration transferred in connection with the investment.

b)	Will the waivers would be irrevocable?

Response:  Yes, the waivers are irrevocable.

c)
Who determines whether the Fund will waive its voting rights (e.g., the adviser and/or the Board of Trustees)?  If the adviser may make the determination, has the Board adopted formal procedures for waiving the Fund's voting rights?

Response:  Arden makes the determination to waive voting rights pursuant to compliance polices adopted by the Board.

d)	What standards will the Board apply to protect the rights of the Fund's shareholders?

Response:  The Board has determined that the voting waivers best serve the Fund, given that (i) Underlying Fund voting rights are typically limited, (ii) achieving the Adviser's desired exposure to a particular hedge fund is important to the effective implementation of the Fund's investment strategy, and (iii) the Fund believes that its withdrawal rights are of greater "voting" influence and, thus, the Fund does not typically invest in Underlying Funds with significant lock-ups.

e)	Will the interests of the adviser, or any clients of the adviser, be considered when deciding to waive the Fund's voting rights?

Response:  The paramount interest sought to be addressed in effecting voting waivers is to facilitate the Fund's ability to invest in Underlying Funds, while adhering to Section 17 of the 1940 Act.  Other Arden client interests may be considered, but only to the extent the Fund's compliance interest is addressed fully.

f)	What kinds of "non-voting securities" are referred to in this section?

Response:   Interests that would not be deemed "voting securities" under Section 2(a)(42) of the 1940 Act.

2.  Please add disclosure describing the fact that the Fund will waive its voting rights or invest in non-voting securities to avoid being an "affiliated person" for purposes of the 1940 Act and being subject to the prohibitions of Section 17 of the 1940 Act.  Please disclose the risks that Section 17 is intended to prevent the Fund being exposed to, including conflicts of interest, participating in joint or principal transactions on a less advantageous basis than other participants, and self-dealing by an affiliate.

Response:  The requested disclosure as been added.  The following paragraph has been appended to the section entitled "Limit on Voting Rights":

"In addition, to the extent the Fund invests in any hedge funds (which is expected to be limited), the Fund may waive its voting rights or invest in non-voting securities in order to avoid being an "affiliated person" for purposes of the 1940 Act.  Section 17 of the 1940 Act prohibits certain transactions involving a fund and its "affiliated persons", which may potentially impose limits on transactions with the hedge fund by the Fund.  "Affiliated persons" include shareholders of 5% or more of the fund's outstanding voting securities or any issuer of whose securities the fund holds 5% or more; control persons of the fund; officers, trustees, or other employees of the fund and the fund's investment adviser.  These prohibitions are designed to prevent conflicts of interest in which insiders may use a fund to benefit themselves to the detriment of the Fund and its shareholders."

Investment Restrictions, page 14

1.  The Fund's concentration policy states that the Fund will not "[i]nvest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries, except that the Fund may invest 25% or more of the value of its total assets in Underlying Funds."  Please revise this policy to reflect that concentration limit applicable to open-end funds.  See instruction 4 to Item 9(b)(1) of Form N-1A.

Response:  Please see the Trust's response to the Comment, with respect to the prospectus, under "General" above.  Because the Fund will not utilize a fund-of-funds structure to any significant degree, the concentration limit with respect to Underlying Funds is no longer applicable.  As a result, the Trust makes the following revision to the concentration policy set forth in the SAI:

"The Fund may not:
…

7. Invest more than 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry or group of related industries~~, except that the Fund may invest 25% or more of the value or its total assets in Underlying Funds~~."

2.  The Fund's investment policies permit it to lend portfolio securities.  Please confirm that the Fund's lending of its portfolio securities will be subject to the continuing 300% asset coverage requirement of Section 18(f)(1) of the 1940 Act.  Although an investment company's lending of its portfolio securities is neither specifically permitted nor restricted by Section 18, the staff has taken the position that it is "appropriate to use the Section 18 limitation "(Salomon Brothers, No-Action Letter (pub. Avail. May 4, 1975)).  Please explain to us the duties and responsibilities of the Board of Managers in the lending of the Fund's securities.  For example, will the Fund lend its securities to be sold short, thus potentially reducing the value of its investments?  Please also confirm to us that the Fund will receive all of the income on the collateral invested by the Fund.

Response:  The Trust responds by confirming that the Fund's lending of portfolio securities will be subject to the applicable 33% limit set forth in SEC staff positions.  The Board has adopted securities lending guidelines which incorporate the SEC staff's recommended policies and guidelines in past no-action letters.  The Board expects to review its guidelines annually, or more frequently, as necessary.

3.  The disclosure, on pages 14-15, states that "[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy."  Please revise this statement to reflect the continuing nature of the asset coverage requirement of Section 18(f)(1) of the 1940 Act.

Response:  The Trust responds by making the following revision:

"The investment restrictions and other policies described in the prospectus and this SAI do not apply to Underlying Funds.  With the exception of any applicable asset coverage requirements prescribed by Section 18 of the 1940 Act, if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy."

Board of Trustees, page 15

1.  Please disclose the specific characteristics or circumstances of the Fund that make its leadership structure appropriate.  See  Item 17(b)(1) of Form N-1A.

Response:  The Trust responds by making the requested revision which will be reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement.

2.  The summary descriptions of the Board of Trustees employment history, in the table on pages 15 and 16, are insufficient to indicate whether each Board member is qualified to serve on the Board.  Please provide, as required by Item 17(b)(1) of Form N-1A, a brief discussion of the specific experience, education, and skills of each Board member that led to the conclusion that he or she is qualified to serve.

Response:  The Trust responds by making the requested revision which will be reflected in Pre-Effective Amendment No. 1 to the Trust's Registration Statement.

Proxy Voting Procedures, page 26

Please clarify the following sentence: "[i]n general, the Adviser seeks… to serve the best interests of the Fund and the Fund."

Response:  The Trust notes that this sentence contains a typographical error and responds by deleting "…and the Fund" from the sentence referenced in the comment above.

Qualification as a Regulated Investment Company, page 31

The disclosure states that "[s]atisfaction of the various tests that must be met to maintain the Fund's tax status as a regulated investment company under Subchapter M of the Code requires significant support from the Underlying Funds."  Please clarify the nature of this support with respect to the following issues:

a)
As described, Section 851(b)(3) of the Internal Revenue Code requires that the Fund invest no more than 5% of its assets in "other issuers."  This quarterly diversification test will require the Fund to aggregate all of its investments on a look-through basis.  Please disclose how the Underlying Funds will support this requirement.

Response:  As noted in the responses above, only a small portion of the Funds assets (up to 5%), if any, may be invested in Underlying Funds that do not provide full transparency into their holdings.  Accordingly, the Trust does not anticipate any issues in meeting (and monitoring) tax compliance requirements.

b)
If the Fund fails to distribute an amount equal to the sum of 98% of its ordinary income for the calendar year, plus 98.2% of its capital gain net income for the one-year period ending on October 31 of the calendar year, it will be subject to a 4% excise tax.  Avoiding the excise tax will require the receipt of reliable taxable income estimates from all of the Underlying Funds.  Please explain to us how the Underlying Funds will support this requirement.

Response:  Please see response to (a), above.

*     *     *     *     *     *

I trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (212) 756-2131.

Very truly yours,

/s/ George M. Silfen
George M. Silfen